UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEXT GENERATION MEDIA CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

652909 201
(CUSIP Number)

Darryl Reed
7516 G Fullerton Road
Springfield, Virginia 22153
703-644-0200

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652909 201
1. Names of Reporting Persons. Darryl Reed
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x

3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 10,009 shares of Common Stock
8. Shared Voting Power - 0
9. Sole Dispositive Power - 10,009 shares of Common Stock
10. Shared Dispositive Power - 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,009
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 51.7%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $0.01 par value, of Next Generation Media Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7516 G Fullerton Rd., Springfield, VA 22153.

Item 2. Identity and Background

(a)           Name: Darryl Reed

(b)           Business Address: 7516 G Fullerton Rd., Springfield, VA 22153

(c)           Present Principal Occupation: President, CEO & Interim CFO of the Issuer

(d)           Disclosure of Criminal Proceedings: Mr. Reed has not been convicted in any criminal proceedings at any time.

(e)           Disclosure of Civil Proceedings:  Mr. Reed has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)           Citizenship:                                           Mr. Reed is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Reed made purchased stock in a private transaction between 1999 and 2003.  He also purchased stock in the open market between 2003 and 2005.

In 2005, Mr. Reed received a restricted stock award of 1,000 shares valued at $10,000 as incentive compensation.

On April 12, 2010, the Issuer issued 7,000 shares of common stock to Mr. Reed for $35,000, or $5.00 per share, which was the market price on the date of issuance.  Mr. Reed paid for the shares by crediting the purchase price against amounts owed him for compensation.

All share amounts have been adjusted to reflect a 1 for 1,000 reverse split effective on May 18, 2010.

Item 4. Purpose of Transaction

Mr. Reed acquired his interests in the Issuer for investment purposes.  Mr. Reed intends to monitor and evaluate its investment in such interest on a continuing basis.

Mr. Reed has no current plans to cause the Issuer to effect an extraordinary corporate reorganization, like a merger, but will review any offers that are made.  Mr. Reed is searching for additional board members, and thus intends to increase the size of the board.

Depending upon his assessment of the Issuer from time to time, the Reporting Person may change his present intentions as stated above or dispose of some or all of the interests of the Issuer held by him in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to his interests in the Issuer, the possible activities of the Reporting Person may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which related to or would result in any of the actions specified in Schedule 13D, and the Reporting Persons reserve the right to change its intentions with respect to any of the foregoing at any time without notice.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of beneficially owned Common Stock: 10,009; 51.7%

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  10,009
Shared power to vote or direct the vote: 0
Sole power to dispose or direct the disposition: 10,009
Shared power to dispose or direct the disposition: 0

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:  none.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:  None.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2010
_______________________
Date

/s/ Darryl Reed
_______________________
Signature

Darryl Reed/CEO
_______________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.